PO Box 24300
Oklahoma City, Oklahoma 73124-0300
1-800-829-9922 • 405-525-7788
www.enogex.com

September 23, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	OGE Enogex Partners L.P.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-144089

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the  “Securities Act”), OGE Enogex Partners L.P. (the “Company”) hereby respectfully  requests and applies for immediate withdrawal of its Registration Statement on  Form S-1 (File No. 333-144089), including all exhibits thereto, that was  initially filed with the Securities and Exchange Commission (the “Commission”)  on June 27, 2007 and amended on September 10, 2007, October 25, 2007, November  29, 2007, January 9, 2008, January 15, 2008 and March 20, 2008 (the  “Registration Statement”). As a result of market conditions, the Company has  determined not to proceed with the offering contemplated by the Registration  Statement and to withdraw the Registration Statement at this time.

The Registration Statement has not been declared effective, and no securities  were sold in connection therewith or pursuant thereto. Pursuant to Rule 457(p)  under the Securities Act, the Company understands that the total filing fees  submitted to the Commission in connection with the Registration Statement may be  offset against the total filing fee due for a subsequent registration statement  filed by OGE Energy Corp., which is the parent company of the Company.

If you have any questions with respect to this matter, please contact Robert J.  Joseph of Jones Day at (312) 269-4176. Thank you for your assistance in this matter.

Very truly yours,

/s/ Stephen E. Merrill
Stephen E. Merrill
Vice President and
Chief Financial Officer